Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	26 September 2016, at 9.30 a.m. (EET)

THE ARBITRAL TRIBUNAL HAS CONFIRMED ACORDA THERAPEUTICS, INC.'S REDEMPTION RIGHT REGARDING THE SHARES IN BIOTIE THERAPIES CORP. AND PUBLIC TRADING IN THE SHARES HAS BEEN TERMINATED

The Arbitral Tribunal appointed by the Redemption Committee of the Finland Chamber of Commerce has today confirmed that Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”) has the right to redeem the minority shares in Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V) (“Biotie”) and that Acorda has the right to obtain title to the minority shares by lodging a security approved by the Arbitral Tribunal for the payment of the redemption price and the interest accruing thereon.

Pursuant to the confirmation of the redemption right, Nasdaq Helsinki Ltd has terminated public trading in Biotie's shares today at 9.05 a.m. The lodging of the security, the transfer of title to Acorda and the subsequent delisting of Biotie shares will be announced in due course through a separate stock exchange release.

Turku, 26 September 2016

Biotie Therapies Corp.

Antero Kallio
CEO

For further information, please contact:

Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver. Biotie is a part of Acorda Therapeutics Inc. Group ("Acorda") and its shares, excluding of those owned by Acorda, are currently subject to a redemption process in accordance with the Finnish Companies Act.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, post-stroke walking difficulties, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.